STOCK PURCHASE AGREEMENT

by and among

THE STOCKHOLDERS OF
KAUFMAN HOLDINGS CORPORATION,

ALEX KAUFMAN

and

CHEMTURA CORPORATION

Dated as of January 31, 2007

TABLE OF CONTENTS
(continued)

Page

4.13	Environmental Matters	15
4.14	Brokers and Finders	15
4.15	Contracts	16
4.16	Intellectual Property	16
4.17	Taxes	16
4.18	Labor and Employment Matters	18
4.19	Employee Benefit Matters	18
4.20	Customers and Suppliers	18
4.21	Inventory	19
4.22	Affiliate Transactions	19
4.23	Long-Term Indebtedness	19
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PURCHASER	19
5.1	Organization	19
5.2	Authorization	20
5.3	Binding Effect	20
5.4	No Violations	20
5.5	Consents and Approvals	20
5.6	Brokers and Finders	20
5.7	Proceedings	21
5.8	Investment Intent	21
ARTICLE VI	COVENANTS	21
6.1	Public Announcements	21
6.2	Tax Matters	21
6.3	Non-Competition	25
6.4	Required Consents	27
6.5	Employee Terminations	27
6.6	Transition Period for Kaufman; Excluded Assets	27
ARTICLE VII	CLOSING	27
7.1	The Closing	27
7.2	Sellers’ Closing Deliveries	27
7.3	Purchaser’s Closing Deliveries	28

TABLE OF CONTENTS
(continued)

Page

ARTICLE VII	INDEMNIFICATION	29
8.1	Indemnification by Kaufman	29
8.2	Indemnification by Purchaser	29
8.3	Indemnification Process	29
8.4	Limitations on Indemnity Payments	31
8.5	Survival	32
8.6	Characterization of Indemnification Payments	32
ARTICLE IX	GENERAL PROVISIONS	32
9.1	Expenses	32
9.2	Further Assurances	33
9.3	Amendment	33
9.4	Waiver	33
9.5	Notices	33
9.6	Headings and Schedules	34
9.7	Applicable Law	35
9.8	No Third Party Rights	35
9.9	Counterparts	35
9.10	Severability	35
9.11	Confidentiality Agreement; Entire Agreement	35
9.12	Consent to Jurisdiction; Waiver of Jury Trial	35
9.13	Fair Construction	35

Disclosure Memorandum Schedules

Schedule	Description
1.1A	Financial Statements
2.2(a)	Closing Date Wire Transfer Instructions
3.1	Ownership of Shares
3.5	Sellers and Kaufman Required Consents and Approvals
4.1	Jurisdictions
4.2(a)	Ownership of Shares
4.2(b)	Capitalization and Ownership of Subsidiaries
4.2(c)	Other Securities and Interests
4.2(d)	Contractual Obligations Relating to Securities
4.5	Company Required Consents and Approvals
4.6	Undisclosed Liabilities
4.7	Absence of Change
4.8(a)	Owned Real Property
4.8(b)	Leased Real Property
4.10(a)	Fixed Assets Register
4.10(b)	Leased Assets
4.11(a)	Proceedings; Judgments
4.11(b)	Compliance With Applicable Law
4.12	Permits
4.13(a)	Environmental Materials Made Available to Purchaser
4.13(b)	Impairment of Indemnity Remedies
4.15	Contracts
4.16(a)	Intellectual Property Rights
4.16(b)	Infringement of Intellectual Property Rights
4.17	Tax Matters
4.18(a)	Union Agreements
4.18(b)	Pending Union Recognition; Labor Disputes
4.18(c)	Employees
4.19	Employee Benefit Matters
4.20	Customers and Suppliers
4.21	Inventory
4.22(a)	Affiliate Transactions
4.22(b)	Excluded Assets
5.5	Purchaser Required Consents and Approvals
6.2(c)	Estimated Make-Whole Amount

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of January 31, 2007, is by and among the holders of Shares listed on the signature pages hereto (collectively, “Sellers”), Alex Kaufman (“Kaufman”) and Chemtura Corporation, a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, Sellers own all of the issued and outstanding shares of common stock, no par value per share (the “Shares”), of Kaufman Holdings Corporation, a Delaware corporation (the “Company”); and

WHEREAS, based on the foregoing, and on the terms and subject to the conditions of this Agreement, Sellers desire to sell, and Purchaser desires to purchase, all of Sellers’ right, title and interest in and to the Shares.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is acknowledged, Sellers, Kaufman and Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS AND TERMS

1.1 Specific Definitions. As used in this Agreement, the following terms have the following meanings:

“ACE Policy” means ACE Remediation Expense Containment and Premises Pollution Liability Insurance Policy, Policy No. PRM G23566047 001.

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such Person. For purposes of this definition, “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person through the ownership of more than 50% of such Person’s voting securities or equity. For clarification, the Company and the Subsidiaries are Affiliates of Kaufman prior to the Closing, and Affiliates of Purchaser subsequent to the Closing.

“Affiliate Transactions” has the meaning specified in Section 4.22.

“Agreement” means this Stock Purchase Agreement, as the same may be amended or supplemented from time to time in accordance with its terms.

“Allocation Schedule” has the meaning specified in Section 6.2(a)(iii).

“Basket” has the meaning specified in Section 8.4(a).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Claim Notice” has the meaning specified in Section 8.3(a).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means January 31, 2007.

“Closing Date Balance Sheet” has the meaning specified in Section 2.3(a).

“Closing Debt Repayment Amount” means the sum of the amounts reflected in the Pay-Off Letters.

“Closing Sellers Amount” has the meaning specified in Section 2.2(a).

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor Law and the Treasury regulations promulgated thereunder.

“Company” has the meaning specified in the recitals.

“Confidentiality Agreement” means the Confidentiality Agreement, dated May 22, 2006, between the Company and Purchaser.

“Consent” means any consent, waiver, approval, authorization, exemption, registration or declaration.

“Contracts” means all oral or written agreements, contracts, leases, purchase and sale orders, arrangements, commitments and licenses to which the Company or any Subsidiary is a party or is otherwise bound.

“Counter Notice” has the meaning specified in Section 8.3(c).

“Damages” has the meaning specified in Section 8.1.

“Deferred Payment” has the meaning specified in Section 2.2(b).

“Deferred Payment Amount” has the meaning specified in Section 2.2(b).

“Designated Representations” has the meaning specified in Section 8.4(a).

“Direct Claim” has the meaning specified in Section 8.3(a).

“Disclosure Memorandum” means the schedules attached to this Agreement and referred to in Articles I, II, III, IV, V and VI.

“Enforceability Limitations” means limitations on enforcement and other remedies imposed by or arising under or in connection with applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect or general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing with respect to those jurisdictions that recognize such concepts).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financial Statements” means (i) the audited consolidated balance sheets and statements of income, stockholders’ equity and cash flow as of and for the years ended December 31, 2004 and 2005 for the Company and the Subsidiaries and (ii) the unaudited consolidated balance sheet and statements of income, stockholders’ equity and cash flow as of and for the year ended December 31, 2006 (the “Most Recent Financial Statements”) for the Company and the Subsidiaries, all of which are included in Schedule 1.1A.

“fraud” or “fraudulent misrepresentation” means, with respect to Kaufman, Kaufman’s willful withholding from, or knowing misrepresentation to, Purchaser or its representatives of a material fact, and actual reliance by Purchaser on such withheld or misrepresented fact to Purchaser’s detriment. Notwithstanding the use of the words “willful” and “knowing” in this definition, the requisite showing of scienter necessary for Purchaser to prove fraud or fraudulent misrepresentation shall be the scienter required to prove fraud under the laws of the State of New York. Purchaser shall bear the burden of proving fraud or fraudulent misrepresentation as required by applicable law.

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governmental Authority” means any federal, state, local or foreign government or other political subdivision thereof or any entity, body, regulatory or administrative authority, agency, commission, court, tribunal or judicial body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Hatco Settlement Agreement” means the April 8, 2005 Settlement Agreement among Hatco Corporation, the New Jersey Department of Environmental Protection, W.R. Grace & Co. and Remedium Group, Inc.

“HSR Act” means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning specified in Section 8.3.

“Indemnified Taxes” has the meaning specified in Section 6.2(c)(i).

“Indemnifying Party” has the meaning specified in Section 8.3.

“Independent Accounting Firm” has the meaning specified in Section 2.3(a).

“Intellectual Property” means, collectively, (i) all inventions, improvements, U.S., foreign and international design and utility patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, and extensions of any patent or patent application), industrial designs and applications for registration of industrial designs, including all rights, to the extent permitted by law, to file corresponding applications in any country in the world; (ii) all trade secrets, know-how and confidential or proprietary information, whether patentable or unpatentable, including but not limited to, technologies in development, computer programs and other computer software (including software systems and applications), internet sites, domains, domain names and related software, user interfaces, topographies, source code, object code, algorithms, display screens, layouts, development tools, instructions, templates, evaluation software and hardware, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, technology, processes, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, including those related to products under development, and further including any rights as permitted by law to obtain patents thereon in any country in the world; (iii) all trademarks, service marks and trade dress (whether registered, unregistered or existing at common law), internet domain names, business names and trade names, trademark registrations and applications, including the goodwill associated therewith, and copyrights (registered and unregistered); and (iv) all other intellectual property rights of any nature.

“Intellectual Property Rights” means registered or recorded patents, trademarks, service marks, copyrights, internet domain names relating to Intellectual Property, and applications relating to same.

“Inventory” means all supplies, materials and other inventories of raw materials, works-in-progress and finished goods owned by the Company or any of the Subsidiaries

“IRS” means the U.S. Internal Revenue Service.

“ISRA” means the New Jersey Industrial Site Remediation Act, N.J. Stat. Ann. §§ 13:1K-6 et seq., as amended.

“Italian Indebtedness” means any indebtedness of Anderol Italia S.A., including accrued but unpaid interest thereon.

“Judgments” means any judgments, injunctions, orders, decrees, writs, rulings or awards of any court or other judicial authority or any Governmental Authority of competent jurisdiction.

“Kaufman” has the meaning specified in the preamble.

“knowledge” means with respect to Kaufman, the actual knowledge of Kaufman as of the date hereof, without any duty of inquiry. Such term excludes imputed, inferred or constructive knowledge of a fact, or any fact of which Kaufman might acquire knowledge as a result of any level of inquiry, nor does it include any fact that Kaufman or the Sellers arguably should have known, but did not know, as a shareholder, trustee, officer, director or employee of the Company, its Subsidiaries, or any of his or their Affiliates.

“Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order or decree.

“Leased Real Property” has the meaning specified in Section 4.8(b).

“Leases” has the meaning specified in Section 4.8(b).

“Liens” means all liens, mortgages, easements, charges, security interests, options or other encumbrances.

“Make-Whole Amount” has the meaning specified in Section 6.2(c)(i).

“Material Adverse Effect” means any change, effect or circumstance that, individually or in the aggregate, is reasonably likely to have a material adverse effect on the business, operations, assets, liabilities, results of operations, cash flows, condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole.

“Most Recent Financial Statements” has the meaning specified in the definition of “Financial Statements.”

“NRD Settlement Agreement” means the Natural Resource Damages Settlement Agreement among the New Jersey Department of Environmental Protection, Weston Solutions, Inc., Hatco Corporation, W.R. Grace & Co. and Remedium Group, Inc.

“Owned Real Property” has the meaning specified in Section 4.8(a).

“Pay-Off Letters” has the meaning specified in Section 7.2(b).

“Pending Amount” has the meaning specified in Section 2.2(b).

“Permits” means all permits, authorizations, approvals, registrations, licenses, certificates, variances, franchises, rights granted by or obtained from any Governmental Authority, as well as applications for any of the foregoing.

“Permitted Liens” means (i) Liens created by Purchaser, (ii) Liens for or in respect of Taxes, impositions, assessments, fees, water and sewer rents and other governmental charges levied or assessed or imposed against the Real Property which are not yet due and payable or are being contested in good faith by appropriate proceedings, (iii) Liens, and rights to Liens, of mechanics, warehousemen, carriers, repairmen and others arising by operation of law and incurred in the ordinary course of business, securing obligations not yet delinquent or being contested in good faith by appropriate proceedings and (iv) any conditions relating to the Owned Real Property disclosed on any title commitments, if any, made available to Purchaser.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization, including any Governmental Authority.

“Plans” has the meaning specified in Section 4.19(a).

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the close of business on the Closing Date and (ii) in the case of any Tax period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

“Principal Subsidiaries” means Hatco Corporation and Anderol, Inc.

“Proceeding” means any action, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing, inquiry or investigation.

“Purchase Price” has the meaning specified in Section 2.2.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Indemnified Party” means Purchaser, Purchaser’s Affiliates and their respective directors, officers, shareholders, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Reference Balance Sheet” means the balance sheet of the Company included within the Most Recent Financial Statements.

“Related Agreements” means any agreement or instrument that is to be entered into or delivered pursuant to this Agreement at the Closing.

“Remediation Agreement” means the April 2005 Remediation Agreement among Weston Solutions, Inc., Hatco Corporation, W.R. Grace & Co. Conn and Remedium Group, Inc.

“Required Consents” has the meaning specified in Section 3.5.

“RLI Agreement” means the January 31, 1997 Asset Purchase and Sale Agreement by and between RLI Acquisition, Inc. and Royal Lubricants Company, Inc.

“Section 338 Forms” has the meaning specified in Section 6.2(a)(ii).

“Section 338(h)(10) Elections” has the meaning specified in Section 6.2(a)(i).

“Securities Act” means the United States Securities Act of 1933, as amended.

“Seller Indemnified Parties” means Sellers, Sellers’ Affiliates, Kaufman and (as applicable) their respective directors, officers, shareholders, partners, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Sellers” has the meaning specified in the preamble.

“Shares” has the meaning specified in the recitals.

“Short Tax Period” has the meaning specified in Section 6.2(b)(ii).

“Significant Customers” means the ten (10) largest customers of each of the Principal Subsidiaries (as measured by Dollar amounts of purchases of products or services from the Principal Subsidiaries) during each of the years ended December 31, 2005 and 2006.

“Significant Suppliers” means the ten (10) largest suppliers of each of the Principal Subsidiaries (as measured by Dollar amounts paid by the Principal Subsidiaries for products and services) during each of the years ended December 31, 2005 and 2006

“Subsidiaries” mean the Persons other than the Company listed on Schedule 4.2(b).

“Tax Returns” means any report, return, declaration or other filing required to be supplied to any Taxing Authority or Person with respect to Taxes, including any amendments to such reports, returns, declarations or other filings.

“Taxes” means all taxes however denominated imposed by any Taxing Authority, including all net income, alternative or add-on minimum taxes, gross income, gross receipts, sales, use, goods and services, ad valorem, earnings, franchise, profits, license, withholding (including all obligations to withhold or collect for Taxes imposed on others), payroll, employment, excise, severance, stamp, occupation, premium, property, excess profit or windfall profit taxes, custom duty, value added or other taxes, governmental fees or other like assessments or charges of any kind whatsoever, together with any interest and any penalties or additions to such taxes.

“Taxing Authority” means the United States or any entity, body, instrumentality, division, bureau or department of any Governmental Authority, or any agent thereof, legally authorized to assess, lien, levy or otherwise collect, litigate or administer Taxes.

“Territory” means the United States, Brazil, Canada, Germany, Italy, Japan, The Netherlands and all other countries in which the Company or any Subsidiary has transacted business prior to the Closing Date.

“Third Party Claim” has the meaning specified in Section 8.3(a).

“Transition Period” has the meaning specified in Section 6.6.

“United States” and “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

“Working Capital” means the sum of consolidated accounts receivable and Inventory of the Company and the Subsidiaries minus consolidated accounts payable of the Company and the Subsidiaries as of a given date, calculated and presented in a manner consistent with that reflected on the Reference Balance Sheet.

“Working Capital Adjustment” has the meaning specified in Section 2.3(b).

1.2 Other Definitional Provisions. i) All underscored references to Articles and Sections are references to Articles and Sections of this Agreement. All underscored references to Schedules are references to Schedules of the Disclosure Memorandum.

(b) Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement.

(c) The words “include,” “includes” and “including” are not limiting.

(d) The terms “dollars” and “$” mean U.S. dollars.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, Sellers shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from Sellers, all of Sellers’ right, title and interest in and to the Shares, free and clear of all Liens.

2.2 Purchase Price. As payment for the sale, transfer, conveyance, assignment and delivery of the Shares, Purchaser shall deliver or cause to be delivered to Sellers the following:

(a) an aggregate amount (the “Closing Sellers Amount”) in cash, which shall be paid to Sellers at the Closing by wire transfer to the accounts and in the amounts set forth on Schedule 2.2(a), equal to (i) $160,000,000, minus (ii) the Closing Debt Repayment Amount, minus (iii) an amount equal to fifty-one percent (51%) of the amount of Italian Indebtedness outstanding as of the Closing Date.

(b) an aggregate amount (the “Deferred Payment Amount”) in cash, which shall be paid to Sellers on the second anniversary of the Closing Date (or, if such date is not a Business Day, on the first Business Day after the second anniversary of the Closing Date), by wire transfer to the accounts and in the amounts specified by Sellers in writing at least ten Business Days prior to the date such Deferred Payment Amount is to be paid, equal to (i) $5,000,000 (the “Deferred Payment”), minus (ii) the aggregate amount paid to Purchaser pursuant to Article VIII by means of a reduction to the amount of the Deferred Payment, minus (iii) any amount subject to a pending indemnification claim pursuant to Article VIII (the “Pending Amount”). Purchaser shall pay to Sellers any portion of the Pending Amount remaining after the indemnification claims referred to in clause (iii) above have been finally determined within three (3) Business Days after the date of such final determination.

The sum of the Closing Sellers Amount, the Closing Debt Repayment Amount, and the Deferred Payment Amount, together with any adjustments made pursuant to Sections 2.3 and 6.2(c), is referred to herein as the “Purchase Price.”

2.3 Working Capital Adjustment. ii) Within 30 Business Days after the Closing Date, Purchaser shall prepare and deliver to Kaufman an unaudited balance sheet for the Company as of the close of business on the Closing Date (as it may be adjusted pursuant to Section 2.3(b), the “Closing Date Balance Sheet”). Kaufman shall cooperate with Purchaser and its outside accountants in the preparation of the Closing Date Balance Sheet. The Closing Date Balance Sheet shall (i) be prepared on a consistent basis and using categories, principles and policies consistent with those contained in the Reference Balance Sheet, with no changes in the method of application of the Company’s accounting policies or changes in the method of applying the Company’s use of estimates; (ii) include line items (including the constituent components of such line items) consistent with those in the Reference Balance Sheet, and (iii) reflect a value for Inventory as of December 31, 2006, equal to $32.568 million, which shall be adjusted solely to reflect additions and removals from inventory during the month of January 2007. On the Closing Date or, if not reasonably practicable to perform on the Closing Date, as promptly as practicable after the Closing Date, the parties shall perform a physical count of all inventory as of January 31, 2007 for purposes of calculating and verifying Working Capital as of the Closing Date in accordance with the immediately preceding sentence. Each of Kaufman and Purchaser shall have the right to have his or its representatives present at each such physical inventory. Kaufman and his representatives shall have the right to review all work papers and procedures of Purchaser and its outside accountants used to prepare the Closing Date Balance Sheet and shall have the right to perform any other reasonable procedures necessary to verify the accuracy of the Closing Date Balance Sheet. Unless Kaufman, within 25 Business Days after delivery to Kaufman of the Closing Date Balance Sheet, notifies Purchaser in writing that Kaufman objects to the Closing Date Balance Sheet and specifies the basis for such objection, such Closing Date Balance Sheet shall become final and binding upon the parties for the purposes of this Section 2.3. If Purchaser and Kaufman are unable to resolve all of Kaufman’s objections within 25 Business Days after any such notification has been given to Purchaser, all remaining matters in dispute shall be submitted to a nationally recognized public accounting firm mutually agreed upon by Purchaser and Kaufman (an “Independent Accounting Firm”). In the event Purchaser and Kaufman are unable to agree upon the selection of an Independent Accounting Firm within five Business Days after expiration of such 25 Business Day period, an Independent Accounting Firm shall be appointed by the American Arbitration Association. The Independent Accounting Firm shall make a final determination as to all remaining matters in dispute that shall be conclusive and binding on Purchaser and Kaufman. Purchaser and Kaufman each shall bear one-half of the fees, costs and expenses of the Independent Accounting Firm retained to resolve any objection under this Section 2.3(a).

(b) Within 5 Business Days after the Closing Date Balance Sheet has been finally determined, the difference, if any, between $40 million and the Working Capital reflected on the Closing Date Balance Sheet (the “Working Capital Adjustment”) shall be paid (i) by Purchaser to Sellers, if the Working Capital reflected on the Closing Date Balance Sheet exceeds $40 million or (ii) by Kaufman to Purchaser, if the Working Capital reflected on the Closing Date Balance Sheet is less than $40 million. Payment of the Working Capital Adjustment shall be by wire transfer of immediately available funds to the account specified by the payee and shall include simple interest on such amount at a rate per annum equal to eight percent (8%), commencing on the Closing Date and continuing until the date of full payment.

(c) For the avoidance of doubt, the Company may liquidate all cash positions as of the close of business on the Closing Date, and Sellers intend that such liquidation occur.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF KAUFMAN

Except as disclosed in the Disclosure Memorandum, Kaufman, on behalf of himself and Sellers, represents and warrants to Purchaser as follows:

3.1 Ownership of Shares. Each Seller is the owner, beneficially and of record, of the number of Shares, free and clear of any and all Liens, set forth opposite such Seller’s name on Schedule 3.1. The endorsed certificates, stock powers or other instruments of transfer delivered by each Seller to Purchaser at the Closing will be sufficient to transfer such Seller’s entire right, title and interest, legal and beneficial, in the Shares. Each Seller has, and on the Closing Date will have, full power and authority to convey good and marketable title to such Seller’s Shares, and upon transfer to Purchaser of the certificates representing such Shares, Purchaser will receive good and marketable title to such Shares, free and clear of all Liens.

3.2 Authorization. Each Seller has the requisite trust or other power and authority to execute, deliver and perform this Agreement and its Related Agreements to which such Seller is a party, if any, and to consummate the transactions contemplated hereby and thereby. Kaufman has the requisite right, power and legal capacity to execute, deliver and perform this Agreement and the Related Agreements to which he is a party, if any, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements by each Seller and the consummation by each Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate, trust or other action (if any) of each Seller, and no additional authorization on the part of any Seller or any beneficiary of any Seller is necessary in connection with the execution, delivery and performance by Sellers of this Agreement or the Related Agreements.

3.3 Binding Effect. This Agreement has been duly executed and delivered by each Seller and by Kaufman and, assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by Purchaser, this Agreement is, and each Related Agreement will after the Closing be, legal, valid and binding obligations of each Seller and Kaufman, enforceable against each Seller and Kaufman in accordance with their respective terms, subject to the Enforceability Limitations.

3.4 No Violations. The execution, delivery and performance by each Seller and Kaufman of this Agreement and the Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) conflict with or violate any provision of the agreement of trust or other organizational documents of any Seller, (b) to the knowledge of Kaufman, and subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration of any right or obligation of any Seller or Kaufman under, or result in the creation of any Lien upon any of the assets of any Seller or Kaufman under, or result in or constitute a circumstance which would constitute any of the foregoing under, any contract or agreement to which any Seller or Kaufman is a party or to which any of Sellers’ or Kaufman’s assets or properties is subject or (c) to the knowledge of Kaufman, and subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to any Seller or Kaufman or by which any Seller or Kaufman or any of its or his assets or properties is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair any Seller’s or Kaufman’s ability to effect the Closing and to perform their other obligations hereunder.

3.5 Consents and Approvals. To the knowledge of Kaufman, except as set forth on Schedule 3.5 or as required by the HSR Act and any similar federal, state, local or foreign Laws or regulations or as required by ISRA (together with the Consents, notices and filings referred to in Sections 4.5 and 5.5 and Schedules 4.5 and 5.5, the “Required Consents”), no Consent is required to be obtained by Sellers or Kaufman from, and no notice or filing is required to be given by Sellers or Kaufman to, or made by Sellers or Kaufman with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Sellers or Kaufman of this Agreement and the Related Agreements, other than in all cases where the failure to obtain such Consent or to give or make such notice or filing would not, individually or in the aggregate, reasonably be expected to materially impair any Seller’s or Kaufman’s ability to effect the Closing and to perform their other obligations hereunder.

3.6 Brokers and Finders. No investment banker, broker, finder or other intermediary (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Sellers, Kaufman or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

3.7 Proceedings. To the knowledge of Kaufman, there is no Proceeding pending or threatened against any Seller or Kaufman (a) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (b) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
KAUFMAN RELATING TO THE COMPANY

Except as disclosed in the Disclosure Memorandum, Kaufman represents and warrants to Purchaser as follows:

4.1 Organization. The Company and the Subsidiaries are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization, with all requisite corporate or other power and authority to conduct their respective businesses as they are now being conducted and to own, lease and operate their respective properties where now conducted, owned, leased or operated. To the knowledge of Kaufman, the Company and the Subsidiaries are duly licensed or qualified to do business and are in good standing as foreign corporations (or other entities, as applicable) in each jurisdiction where such license or qualification is required to carry on their respective businesses as now conducted, except where the failure to be so qualified or licensed or in good standing, as the case may be, would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The jurisdictions in which the Company and each of the Subsidiaries are incorporated or licensed or qualified to do business as foreign corporations (or other entities, as applicable) are set forth on Schedule 4.1.

4.2 Capitalization; Subsidiaries. iii) The authorized capital stock of the Company consists of 1,500 Shares, of which 100 Shares are issued and outstanding. All of the issued and outstanding Shares (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) are, and when issued were, free of preemptive rights and (iii) are held beneficially and of record by Sellers as set forth on Schedule 4.2(a). There are no Shares held in the treasury of the Company, and no Shares are currently reserved for issuance for any purpose or upon the occurrence of any event or condition.

(b) The authorized, issued and outstanding capital stock of each Subsidiary, and the legal and beneficial ownership thereof, are accurately set forth on Schedule 4.2(b). Except as set forth on Schedule 4.2(b), all of the outstanding shares of capital stock of each Subsidiary (i) have been duly authorized and are validly issued, fully paid and nonassessable, (ii) are, and when issued were, free of preemptive rights and (iii) are held beneficially and of record by the Company or another Subsidiary, free and clear of all Liens. Except as set forth on Schedule 4.2(b), the Company has no direct or indirect subsidiaries, either wholly- or partially-owned, and the Company does not hold any direct or indirect economic, voting or management interest in any Person or directly or indirectly own any security issued by any Person.

(c) Except for the Shares (with respect to the Company) and except as set forth on Schedule 4.2(c), there are no shares of capital stock or other securities (whether or not such securities have voting rights) of the Company or any Subsidiary issued or outstanding or any outstanding ownership, voting, economic or other interests in, or rights to participate in the management of, or receive information concerning, the Company or any Subsidiary. There are no outstanding or authorized purchase rights, subscriptions rights, options, warrants, calls, exchange rights, conversion rights, other rights or other contracts, agreements or commitments of any character (i) obligating the Company or any Subsidiary, (ii) obligating the Company to cause any Subsidiary, or (iii) obligating any Subsidiary to cause any other Subsidiary, in each case to issue, transfer or sell, or cause the issuance, transfer or sale of, or otherwise cause to become outstanding, any shares of capital stock or other securities (whether or not such securities have voting rights) of the Company or any Subsidiary. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the Company or any Subsidiary.

(d) Except as set forth on Schedule 4.2(d), there are no outstanding contractual obligations of Sellers, the Company or any Subsidiary which relate to the purchase, sale, issuance, repurchase, redemption, acquisition, transfer, disposition, holding or voting of any shares of capital stock or other securities of the Company or any Subsidiary or the management or operation of the Company or any Subsidiary. Except for Sellers’ rights as holders of Shares, no Person has any right to participate in, or receive any payment based on any amount relating to, the revenue, income, value or net worth of the Company and the Subsidiaries or any component or portion thereof, or any increase or decrease in any of the foregoing.

4.3 Authorization. The transactions contemplated by this Agreement have been approved by all necessary corporate action (if any) of the Company. No additional authorization on the part of the Company or its stockholders is necessary in connection with the consummation of the transactions contemplated by this Agreement.

4.4 No Violations. This Agreement and the transactions contemplated hereby do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of the Company or the Subsidiaries, (b) to the knowledge of Kaufman, and subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary under, or result in the creation of any Lien upon any of the assets of the Company or a Subsidiary under, or result in or constitute a circumstance which would constitute any of the forgoing under, any Contract, or (c) to the knowledge of Kaufman, and subject to obtaining the Required Consents, violate or result in a breach of or constitute a default under, any Law or Judgment, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation or acceleration which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.5 Consents and Approvals. To the knowledge of Kaufman, except as set forth in Schedule 4.5 or as required by the HSR Act and any similar federal, state, local or foreign Laws or regulations, or as required by ISRA, no Consent is required to be obtained by the Company or any Subsidiary from, and no notice or filing is required to be given by the Company or any Subsidiary to, or made by the Company or any Subsidiary with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Sellers or Kaufman of this Agreement and the Related Agreements. All filings required to be made by Sellers, Kaufman, the Company or its Subsidiaries under the HSR Act and other similar Laws applicable to the transactions contemplated by this Agreement or under ISRA have been made, and any required waiting period under such Laws applicable to the transactions contemplated by this Agreement have expired or been earlier terminated.

4.6 Financial Statements. iv) To the knowledge of Kaufman, the Financial Statements are in accordance with the books and records of the Company and the Subsidiaries, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods to which they relate and present fairly and accurately, in all material respects, the consolidated financial condition of the Company and the Subsidiaries as of such dates and the consolidated results of operations and cash flows of the Company and the Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements do not contain footnotes and are subject to normal year-end adjustments.

(b) To the knowledge of Kaufman, the Financial Statements, including the notes thereto, make full and adequate disclosure of, and provision for, all material obligations and liabilities of the Company and the Subsidiaries as of the date thereof, and the Company and the Subsidiaries have no material liabilities, debts, claims or obligations (including “off-balance sheet” liabilities, debts, claims or obligations), whether accrued, absolute, contingent or otherwise, and whether due or to become due, other than (i) as set forth on Schedule 4.6 or in the Reference Balance Sheet and (ii) trade payables and accrued expenses incurred in the ordinary course of business since the date of the Reference Balance Sheet.

4.7 Absence of Change. To the knowledge of Kaufman, except as disclosed on Schedule 4.7 and except to the extent arising out of or relating to the transactions contemplated by this Agreement, since January 1, 2006, (a) the Company and the Subsidiaries have been operated in the ordinary course in a manner consistent with past practice, (b) there has been no disposal of assets in an aggregate amount exceeding $100,000, (c) there has been no issuance of securities, and (d) there has not been any change in the business or financial condition of the Company or the Subsidiaries other than changes which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.8 Real Property. v) Schedule 4.8(a) lists all real property owned by the Company or any Subsidiary (the “Owned Real Property”). Except as set forth on Schedule 4.8(a), the Company or a Subsidiary has good and marketable fee title to the Owned Real Property, and all such properties and assets are free and clear of all Liens, except for Permitted Liens. To the knowledge of Kaufman, there are no leases, subleases, licenses, concessions or other agreements granting any Person the right to use or occupy any material portion of any Owned Real Property so as to materially adversely affect the Company’s or any Subsidiary’s use of such Owned Real Property in the ordinary course of business as currently conducted.

(b) To the knowledge of Kaufman, (i) Schedule 4.8(b) lists all real property held or used by the Company or any Subsidiary (the “Leased Real Property”) under real property leases (the “Leases”), (ii) except as set forth on Schedule 4.8(b), each material Lease is a valid agreement, duly authorized and entered into, in full force and effect in all material respects, and (iii) neither the Company nor any Subsidiary has received or given a written notice of default under the Leases other than notices with respect to defaults which have either been cured or waived or with respect to defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. True and complete copies of the Leases have been made available to Purchaser and, except as set forth on Schedule 4.8(b), such Leases have not been amended or modified since that date.

(c) The Owned Real Property and the Leased Real Property constitute all of the land owned, held or used by the Company and the Subsidiaries in the conduct of their respective businesses. The Company has made available to Purchaser copies of the most recent title insurance policies and surveys (if any) in the possession of the Company or any Subsidiary for the Owned Real Property and the Leased Real Property, together with copies of all reports (if any) of any engineers, environmental consultants or other consultants in its possession relating to any of the Owned Real Property or Leased Real Property. Kaufman makes no representation as to the accuracy of the information contained in such reports.

(d) To the knowledge of Kaufman, except as set forth on Schedule 4.8(a) or (b), there is no pending, threatened or proposed Proceeding or governmental action to modify the zoning classification of, or to condemn or take by the power of eminent domain (or to purchase in lieu thereof), or to classify as a landmark, or to impose special assessments on, or otherwise to take or restrict in any way the right to use, develop or alter, all or any part of the Owned Real Property or the Leased Real Property.

4.9 Title to Assets; Condition and Sufficiency of Assets. vi) Except for Intellectual Property, which is addressed in Section 4.16, either the Company or a Subsidiary has good and valid record and marketable title to, and is the lawful owner of, all of the assets reflected on the balance sheet included in the December 31, 2005 Financial Statements or acquired after December 31, 2005 (other than assets disposed of since December 31, 2005 that have been disclosed in Schedule 4.7 or fall within the exception set forth in clause (b) of Section 4.7), free and clear of any Lien other than Permitted Liens.

(b) To the knowledge of Kaufman, no third party has asserted a claim against any of the assets, properties or rights of the Company or a Subsidiary that if successful would materially threaten the conduct of the business of the Company and the Subsidiaries as currently conducted.

4.10 Personal Property. Schedule 4.10(a) sets forth the December 31, 2006 fixed assets register of the Company and its Subsidiaries. Schedule 4.10(b) sets forth the December 31, 2006 leased asset schedule of the Company and its Subsidiaries. The Company has made available to Purchaser true and complete copies of all the personal property leases with respect to the assets listed on Schedule 4.10(b).

4.11 Proceedings; Judgments; Compliance with Law. vii) To the knowledge of Kaufman, except as set forth on Schedule 4.11(a), there are no material Proceedings pending or threatened, involving the Company or any of the Subsidiaries, neither the Company nor any Subsidiary is subject to any material Judgment, and neither the Company nor any Subsidiary has entered into any agreement to settle or compromise any material Proceeding pending or threatened against it which has involved any obligation other than the payment of money and for which it has any continuing obligation.

(b) To the knowledge of Kaufman, except as set forth on Schedule 4.11(b), the Company has not received any notice or claim that it is not in compliance with all applicable Laws and Judgments in all material respects.

4.12 Permits. To the knowledge of Kaufman, Schedule 4.12 sets forth each material Permit affecting, or relating to, the businesses and operations of the Principal Subsidiaries. To the knowledge of Kaufman, except as set forth on Schedule 4.12, (i) such Permits are valid and in full force and effect, (ii) the Principal Subsidiaries are in substantial compliance with all such Permits, and (iii) no condition exists that would cause the Principal Subsidiaries not to be in substantial compliance with all such Permits.

4.13 Environmental Matters. viii) Due to their operations as chemical companies, the Company and its Subsidiaries use raw materials and processes that could cause concern, and they are subject to regulations under Laws relating to safety and protection of the environment. To the knowledge of Kaufman, the Company has made available to Purchaser and its representatives all reasonably available information concerning compliance by the Company and the Subsidiaries with such Laws relating to safety and protection of the environment. Schedule 4.13(a) summarizes all such information that has been made available to Purchaser.

(b) Except as set forth on Schedule 4.13(b), to the knowledge of Kaufman, no fact, event or condition exists or has occurred that would reasonably be expected to prevent the Company or any Subsidiary from recovering under (i) any release, indemnity or other rights available to it pursuant to the Remediation Agreement, the RLI Agreement, the NRD Settlement Agreement, the Hatco Settlement Agreement or any other similar Contract; or (ii) the ACE Policy or any other similar applicable policy of insurance relating to pollution or the protection of the environment.

4.14 Brokers and Finders. No investment banker, broker, finder or other intermediary (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from the Company or any Affiliate of the Company in connection with the transactions contemplated by this Agreement.

4.15 Contracts. To the knowledge of Kaufman, Schedule 4.15 lists each of the following Contracts to which the Company or any Subsidiary is a party or is otherwise bound:

(a) any Contract with or relating to any Significant Customer or Significant Supplier;

(b) any Contract pursuant to which the Company or any Subsidiary has made or will make loans or advances, or has incurred, or is obligated to incur, indebtedness for borrowed money or has become a guarantor or surety or pledged its credit for or otherwise become responsible with respect to any undertaking of another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business);

(c) any Contract involving a partnership, joint venture or other cooperative undertaking;

(d) any employment Contract; and

(e) any other material Contract of the Company or any Subsidiary.

Except as disclosed on Schedule 4.15, to the knowledge of Kaufman, (i) each Contract listed on Schedule 4.15 is a valid and binding agreement of the Company or a Subsidiary and is in full force and effect in all material respects and (ii) neither the Company nor any Subsidiary has received any claim that the Company or any Subsidiary is in material default under any such Contract.

4.16 Intellectual Property. ix) To the knowledge of Kaufman, Schedule 4.16(a) lists the Intellectual Property Rights belonging to the Company and/or the Subsidiaries, and any agreements in which the Company or any Subsidiary has granted licenses under any such Intellectual Property Rights to any third party.

(b) Except as set forth on Schedule 4.16(b), to the knowledge of Kaufman, neither the Company nor any Subsidiary has received any claim that the use of all Intellectual Property as currently used by the Company or any Subsidiary infringes in any material respect the Intellectual Property of any other Person.

4.17 Taxes. x) To the knowledge of Kaufman, except as set forth in Schedule 4.17, (i) the Company is a small business corporation as defined in section 1361 of the Code, (ii) has had in effect for each taxable year that it has been in existence a valid election to be treated as a subchapter S corporation for federal income tax purposes under the Code and under the income Tax laws of each state in which the Company does business under which such an election is permitted, (iii) the Company would not be liable for any Tax under section 1374 of the Code if its assets were sold for their fair market value as of the Closing Date, and (iv) each Subsidiary of the Company has been a qualified subchapter S subsidiary since its formation or for a minimum of ten years, whichever period is shorter.

(b) To the knowledge of Kaufman, (i) all Tax Returns required to be filed by or with respect to the Company or the Subsidiaries through the Closing Date have been or will be timely filed and the information provided in such Tax Returns is complete and accurate in all material respects; (ii) all Taxes of the Company and the Subsidiaries, to the extent due and payable as of the Closing Date, have been or will be timely paid, except for such Taxes as may be contested in good faith in appropriate proceedings; and (iii) adequate provision will be made on the Closing Date Balance Sheet for the payment of all Taxes, with respect to any Pre-Closing Tax Period of the Company, to the extent such Taxes are not due and payable as of the Closing Date.

(c) To the knowledge of Kaufman, except as set forth in Schedule 4.17, (i) no Tax Return has been audited by the IRS or any other Taxing Authority or if a Tax Return has been audited by the IRS or another Taxing Authority, such audit has been completed without the issuance of any notice of deficiency or similar notice of additional liability or (ii) the time for assessing or collecting income Tax with respect to a Tax Return for a taxable period of the Company and the Subsidiaries ending prior to the date of this Agreement has closed and such Tax Return is not subject to review by the IRS or any other Taxing Authority.

(d) To the knowledge of Kaufman, except as set forth in Schedule 4.17, there is no pending or threatened action, audit, proceeding or investigation by any Taxing Authority with respect to the assessment or collection of Taxes of the Company or any Subsidiary.

(e) To the knowledge of Kaufman, all Taxes which the Company and each Subsidiary is required by law to withhold or collect, including sales and use taxes, and amounts required to be withheld for Taxes of employees, have been duly withheld or collected and, to the extent required, have been paid over to the proper Taxing Authority or are held in separate bank accounts for such purpose.

(f) To the knowledge of Kaufman, there are no Tax sharing, Tax indemnity, Tax allocation or similar agreements, arrangements or understandings with respect to Taxes in effect to which the Company or a Subsidiary is a party.

(g) To the knowledge of Kaufman, neither the Company nor any Subsidiary has extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax.

(h) To the knowledge of Kaufman, neither the Company nor any Subsidiary has received any notice from any Tax Authority in any jurisdiction in which the Company or a Subsidiary does not file a Tax Return that it may be subject to taxation by that jurisdiction.

(i) To the knowledge of Kaufman, neither the Company nor any Subsidiary has not entered into any closing agreement (as defined in section 7121 of the Code) or any similar provision of any state, local or foreign Law that relates to Company or a Subsidiary.

(j) To the knowledge of Kaufman, neither the Company nor any Subsidiary has ever been a member of an affiliated group within the meaning of section 1504(a) of the Code (or any similar or analogous group defined under a similar or analogous state, local or foreign Law) other than an affiliated group the common parent of which is the Company.

(k) To the knowledge of Kaufman, neither the Company nor any Subsidiary has engaged in a transaction that would be reportable by or with respect to the Company or a Subsidiary pursuant to sections 6011, 6111 or 6112 of the Code. Neither the Company nor any Subsidiary has entered into any transactions that required or will require the filing of IRS Form 8886.

4.18 Labor and Employment Matters. xi) Except as set forth on Schedule 4.18(a), neither the Company nor any Subsidiary is a party to, or bound by, any labor agreement, collective bargaining agreement, shop agreement, work rules or practices, or any other labor-related agreement or arrangement with any labor union, labor organization, trade union or works council.

(b) To the knowledge of Kaufman, except as set forth on Schedule 4.18(b), (i) no labor union, labor organization, trade union, works council or group of employees of the Company or any Subsidiary has made a pending demand for recognition or certification, and there are no material representation or certification proceedings, or petitions seeking a material representation proceeding, presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority, and (ii) there currently are no material actual or threatened arbitrations, grievances, labor disputes, strikes, lockouts, slowdowns or work stoppages against the Company or any Subsidiary, nor has there been any of the foregoing during the three-year period before the date of this Agreement.

(c) To the knowledge of Kaufman, Schedule 4.18(c) contains a complete and accurate list of the following information for each employee (including part time employees and temporary employees), independent contractor and consultant of the Company and the Subsidiaries as of January 1, 2007, including each employee, independent contractor and consultant on leave of absence or layoff status: name; job title; date of employment; current compensation and PTO balance.

4.19 Employee Benefit Matters. xii) To the knowledge of Kaufman, Schedule 4.19 lists each employee benefit plan, program, agreement, policy or arrangement, including each “employee benefit plan” (as defined in section 3(3) of ERISA), that the Company or any Subsidiary maintains, is a party to, participates in or has any liability under or with respect to (collectively, the “Plans”). The Company has made available to Purchaser true and complete copies of each Plan and, to the extent applicable, (i) the summary plan description, (ii) the most recent determination letter received from the IRS and (iii) the most recent Form 5500 Annual Report with respect to each Plan. To the knowledge of Kaufman, except as disclosed in Schedule 4.19, none of the Plans is subject to title IV of ERISA and none of the Plans is a multiemployer plan (as defined in section 3(37) of ERISA).

(b) Neither the Company nor any Subsidiary is obligated to make or, as a result of any event related to the transactions contemplated by this Agreement, will become obligated to make, any “excess parachute payment” within the meaning of section 280G of the Code, determined without regard to subsection (b)(4) of such section.

4.20 Customers and Suppliers. To the knowledge of Kaufman, Schedule 4.20 sets forth a true, accurate and complete list of all Significant Customers and Significant Suppliers. Except as set forth on Schedule 4.20, to the knowledge of Kaufman, (a) there is no material dispute between the Company or any of the Subsidiaries (on the one hand) and any Significant Customer or Significant Supplier (on the other hand), (b) no Significant Customer or Significant Supplier presently intends to terminate or cancel any Contract with the Company or any of the Subsidiaries or to materially reduce the amount of business presently done with the Company or any of the Subsidiaries, and (c) since December 31, 2005 through the date of this Agreement, no Significant Customer or Significant Supplier has materially reduced the level of business conducted with the Company or any of the Subsidiaries.

4.21 Inventory. To the knowledge of Kaufman, (a) the Inventory reflected in the Financial Statements is fairly valued in accordance with GAAP; (b) the Inventory (i) is in saleable condition and not beyond its shelf life and (ii) taken as a whole, is in quantities reasonably sufficient for the operation of the business of the Company and the Subsidiaries in the ordinary course of business consistent with past practice; and (c) the inventory obsolescence policies of the Company and the Subsidiaries are appropriate for the nature of the products sold. To the knowledge of Kaufman, Schedule 4.21 sets forth a list of the locations where material inventories of the Company and the Subsidiaries were located as of December 31, 2006 and identifies, with respect to each such location, the Contract pursuant to which the Company or a Subsidiary stores Inventory at such location.

4.22 Affiliate Transactions. Except as set forth on Schedule 4.22(a) (the “Affiliate Transactions”), none of Sellers, Kaufman or any of their respective Affiliates is or within the past 12 months has been a party to or otherwise bound by any Contract with the Company or any of the Subsidiaries. Except as set forth on Schedule 4.22(b) and except as contemplated by Section 6.6, all Affiliate Transactions and all receivables and payables between the Company or any Subsidiary, on the one hand, and Kaufman, any Seller or any of their respective Affiliates, on the other hand, have been settled or terminated prior to the Closing. Except as set forth on Schedule 4.22(b) and except as contemplated by Section 6.6, after the Closing, the Company and the Subsidiaries shall have no liabilities or obligations whatsoever to Kaufman, any Seller or any of their respective Affiliates. Except as set forth on Schedule 4.22(a), no Seller or any of their respective Affiliates owns any asset, tangible or intangible, which is used in the businesses of the Company and the Subsidiaries.

4.23 Long-Term Indebtedness. Except for the indebtedness that will be repaid at Closing in the amounts set forth in the Pay-Off Letters and the Italian Indebtedness, the Company and the Subsidiaries have no long-term indebtedness.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in the Disclosure Memorandum, Purchaser represents and warrants to Sellers and Kaufman as follows:

5.1 Organization. Purchaser is duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authorization. Purchaser has the requisite corporate power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action of Purchaser, and no additional authorization on the part of Purchaser or its stockholders is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements.

5.3 Binding Effect. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Related Agreements by Sellers and Kaufman, this Agreement is, and each Related Agreement will after the Closing be, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Limitations.

5.4 No Violations. The execution, delivery and performance by Purchaser of this Agreement and the Related Agreements and the consummation of the transactions contemplated by this Agreement and the Related Agreements do not and will not (a) conflict with or violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser, (b) subject to obtaining the Required Consents, conflict with, or result in the breach of, or constitute a default under, or permit or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of Purchaser under, or result in the creation of any Lien upon any of the assets of Purchaser under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any contract or agreement to which Purchaser is a party or to which or any of its assets of properties is subject or (c) subject to obtaining the Required Consents, violate or result in a breach of, or constitute a default under, any Law or Judgment applicable to Purchaser or by which Purchaser or any of its assets or properties is bound or affected, except, in the cases of clauses (b) and (c), for any conflict, breach, default, termination, cancellation, acceleration or violation which, individually or in the aggregate, would not reasonably be expected to materially impair Purchaser’s ability to effect the Closing and to perform Purchaser’s other obligations hereunder.

5.5 Consents and Approvals. Except as set forth on Schedule 5.5 or as required by the HSR Act and any other similar federal, state, local or foreign Laws or regulations or as required by ISRA, no Consent is required to be obtained by Purchaser from, and no notice or filing is required to be given by Purchaser to, or made by Purchaser with, any Governmental Authority or other Person in connection with the execution, delivery and performance by Purchaser of this Agreement or the Related Agreements. All filings required to be made by Purchaser under the HSR Act and other similar Laws applicable to the transactions contemplated by this Agreement or under ISRA have been made and any required waiting period under such Laws applicable to the transactions contemplated by this Agreement have expired or been earlier terminated.

5.6 Brokers and Finders. There is no investment banker, broker, finder or other intermediary which (a) has been retained by, (b) is authorized to act on behalf of or (c) is entitled to any fee or commission from Purchaser or any Affiliate of Purchaser in connection with the transactions contemplated by this Agreement.

5.7 Proceedings. There is no Proceeding pending or, to the knowledge of Purchaser, threatened against Purchaser (a) with respect to which there is a reasonable likelihood of a determination which, individually or in the aggregate, would materially hinder or impair the consummation of the transactions contemplated by this Agreement or (b) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

5.8 Investment Intent. Purchaser acknowledges that the Shares being purchased by Purchaser under this Agreement are not registered under the Securities Act or registered or qualified for sale under any state securities law and cannot be resold without registration under, or an exemption from, the Securities Act. Purchaser is acquiring the Shares for its own account for investment and not with a view toward the sale or distribution of the Shares. Purchaser has sufficient knowledge and experience in financial and business matters to enable it to evaluate the risks of investment in such Shares and has the ability to bear the economic risks of such investment.

ARTICLE VI
COVENANTS

6.1 Public Announcements. Purchaser and Kaufman shall consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated by this Agreement. None of Purchaser, Sellers or Kaufman shall issue any such press release or make any such public statement without the prior written approval of the other party to this Agreement, such approval not to be unreasonably withheld, except as may be required by Law or any securities exchange on which the securities of Purchaser or its Affiliates are then listed.

6.2 Tax Matters. xiii) Section 338(h)(10) Election. (i) Sellers and Purchaser shall (A) join in making an election under section 338(h)(10) of the Code (and any election corresponding to section 338(h)(10) of the Code under foreign, state, or local laws) with respect to the purchase of the Shares (the “Section 338(h)(10) Elections”); (B) provide to the other the necessary information to permit the Section 338(h)(10) Elections to be made; and (C) take all actions necessary and appropriate (including filing any necessary forms, returns, elections, schedules and other documents) as may be required to effect and preserve timely the Section 338(h)(10) Election in accordance with the provisions of Treas. Reg. §1.338(h)(10)-1 (or any provisions comparable to section 338(h)(10) of state or local Tax Law).

(ii) Purchaser shall be responsible for preparing drafts of all forms, attachments and schedules necessary to effectuate the Section 338(h)(10) Election (including IRS Forms 8023 and 8883 and any similar forms under applicable state or local income tax laws (the “Section 338 Forms”)). The parties shall execute and deliver IRS Form 8023 no later than ten days following the Closing Date.

(iii) The “aggregate deemed sales price” (as defined in Treas. Reg. §1.338-4) and the “adjusted grossed-up basis” (as defined in Treas. Reg. §1.338-5) shall be allocated among the assets of the Company and the non-competition agreement as described in Section 6.3 in accordance with Treas. Reg. §1.338-6. Within 90 days of Closing, Purchaser shall deliver to Sellers a schedule allocating the adjusted grossed-up basis among the assets of the Company and the non-competition agreement as described in Section 6.3 (the “Allocation Schedule”). If Sellers dispute any item on the Allocation Schedule, Sellers and Purchaser shall cooperate in good faith to resolve any dispute. Should the parties fail to reach an agreement within 30 days after the Purchaser’s delivery of the Allocation Schedule, the determination of the allocation shall be made by an Independent Accounting Firm, whose decision shall be final and made within 90 days after the Closing Date. The Allocation Schedule shall be adjusted in accordance with the Independent Accounting Firm’s resolution of the dispute. Sellers and Purchaser shall file the Section 338 Forms in accordance with the Allocation Schedule. The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes.

(b) Tax Returns. (i) The current accountants for the Company will prepare (at the Company’s expense), and the Company will file or cause to be filed when due, all federal, state and local income and franchise Tax Returns and other Tax Returns with respect to Company for taxable periods ending prior to the Closing Date, but which are not yet due as of the Closing Date. Sellers shall pay the U.S. federal and any applicable state income tax attributable to the Company’s taxable income for such return periods for which such Sellers would be liable individually assuming a valid election by the Company to be taxed as an S corporation for federal income tax purposes and for purposes of all state income taxes in those states which allow such elections, and shall also pay any entity-level Tax liability of the Company reflected on such Tax Returns if not reserved for on the Closing Date Balance Sheet.

(ii) The current accountants for the Company will prepare, and the Company will file or cause to be filed when due, all federal, state and local income and franchise Tax Returns and other Tax Returns with respect to the Company and the Subsidiaries with respect to taxable periods ending on the Closing Date (the “Short Tax Period”). With respect to the Short Tax Period, (i) the Company and the Subsidiaries shall close their books as of the end of the Short Tax Period and compute taxable income or taxable loss for the Short Tax Period on the basis of the permanent books and records (including work papers) of the Company and the Subsidiaries for such Short Tax Period, taking into account the effect of the Section 338(h)(10) Elections (and after applying the Next Day Rule under Treas. Reg. Section 1.338-1(d), to the extent applicable); (ii) the current accountants for the Company will prepare the necessary Tax Returns, in accordance with the Subchapter S requirements of the Code and in a manner consistent with the Tax Returns previously filed by the Company (but taking into account the effects of the Section 338(h)(10) Elections), and provide such information to Sellers and Purchaser for review and approval; (iii) such Tax Returns shall be filed by the Company by the due date of such Tax Returns (taking into account any extensions); and (iv) Sellers shall pay the federal and any applicable state income tax attributable to the Company’s taxable income for the Short Tax Period for which such Sellers would be liable individually assuming a valid election by the Company to be taxed as an S corporation for federal income tax purposes and for purposes of all state income taxes in those states which allow such elections, and shall also pay any entity-level Tax liability of Company reflected on such Tax Returns if not reserved for on the Closing Date Balance Sheet.

(c) Additional Purchase Price for Certain Taxes. (i) Except as otherwise provided in and subject to the terms of this Section 6.2(c), Purchaser shall pay to Sellers additional consideration under this Section 6.2(c) (the “Make-Whole Amount”) equal to the excess of (A) the aggregate Taxes imposed on Sellers solely as a result of (x) the deemed transfer of the assets by the Company and the Subsidiaries contemplated by section 338(h)(10) of the Code and the deemed liquidation of the Company as contemplated by section 338(h)(10) of the Code (assuming for this purpose the distribution by the Company of the Purchase Price) and (y) the allocation of a portion of the Purchase Price to the non-competition agreement as described in Section 6.3, over (B) the aggregate amount of Taxes that would have been imposed on Sellers if Sellers had sold the stock of the Company to Purchaser in a fully taxable transaction outside the scope of section 338 of the Code under the same terms as are provided in this Agreement and without any allocation of a portion of the Purchase Price to the non-competition agreement as described in Section 6.3 (such excess Taxes, “Indemnified Taxes”). In computing Indemnified Taxes with respect to any Seller (other than for purposes of calculating the Tax benefit resulting from the accrual or payment of an Indemnified Tax as provided below), it shall be assumed that the only tax items of such Seller are those that arise (or would have arisen) as a result of the transactions (or deemed transactions) described in clauses (A) and (B) above, that Kaufman is an individual resident of Colorado, and that each other Seller is an individual resident of the state shown on Schedule 3.1. The Make-Whole Amount will be increased so that Sellers, after receipt of the Make-Whole Amount, will have received on a net after-tax basis an amount equal to the Indemnified Taxes.

(ii) Schedule 6.2(c) contains the parties’ estimate of the Make-Whole Amount. Pursuant to the procedures outlined in Section 6.2(c)(i), Purchaser shall cause any Make-Whole Amount resulting from the application of such procedures to be paid, subject to the procedures described herein, at least 5 days prior to the filing of the appropriate Tax Return. Sellers and Purchaser agree to prepare their respective Tax Returns in a manner consistent with Schedule 6.2(c) and the determination of the Make-Whole Amount pursuant to Section 6.2(c)(i) (and, if there is an adjustment to such amount by an Independent Accounting Firm pursuant to this Section 6.2(c)(ii), consistent with that adjustment), and to not take any position inconsistent with Schedule 6.2(c) and any such determination (or, if applicable, adjustment). Subject to the next sentence, no additional Make-Whole Amount shall be payable unless there has been an audit or other inquiry described in Section 6.2(c)(iii), and a final determination of additional Indemnified Taxes owing in accordance with the procedures set forth in Section 6.2(c)(iii). Notwithstanding the foregoing, if at least 30 days prior to the time the Company is required to file its Tax Returns for the period that includes the Closing Date, either Sellers or Purchaser determine that a position inconsistent with the initial determination of the Make-Whole Amount pursuant to Section 6.2(c)(i) is required by law, and such position would result in an increase or decrease in the Make-Whole Amount previously determined (or adjusted): (A) the party making such determination shall notify the other party no later than such time (failure to notify within such time shall result in a waiver of any right to an adjustment pursuant to this sentence unless such failure to notify within such time did not result in any prejudice to a party) and the parties shall attempt in good faith to resolve the matter and agree to any revised Make-Whole Amount within ten days of such notice; (B) if the parties are unable to so agree within such time, they shall submit the matter to an Independent Accounting Firm, (1) that shall be instructed to determine the proper treatment of the item in question consistent with Schedule 6.2(c) and no later than five days prior to the due date for filing such Tax Return, (2) whose determination shall be final and binding on the parties, and (3) whose fees shall be borne equally by Sellers, on the one hand, and Purchaser, on the other, and (C) such Tax Return shall be prepared in a manner consistent with the determination by such Independent Accounting Firm. Any adjustment to the Make-Whole Amount shall be paid by Sellers (to the extent of a reduction in the Make-Whole Amount) or Purchaser (to the extent an increase in the Make-Whole Amount), as the case may be, no later than ten Business Days following the final determination thereof.

(iii) Sellers shall notify Purchaser in writing of any audit or other inquiry of any of Sellers by any Taxing Authority that could result in a claim for additional Indemnified Taxes. Such notification shall be given as soon as reasonably practicable. Purchaser shall have sole control over all audits or other proceedings as the same pertain to items relevant to Indemnified Taxes, provided Sellers shall be entitled at any time to participate in such audits or other proceedings at their expense. Sellers shall cooperate as reasonably requested by Purchaser in order to enable Purchaser to control such proceedings. Sellers shall not submit information to any Taxing Authority (orally or otherwise) that could reasonably be expected to affect Purchaser’s liability for additional Indemnified Taxes without the prior written consent of Purchaser which shall be not unreasonably withheld or delayed. In its sole discretion, Purchaser may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the Taxing Authority in respect of Indemnified Taxes and may, at their sole option, either direct Sellers to pay the Indemnified Tax claimed and sue for a refund or contest the claim in any permissible manner, and Sellers agree to cooperate with Purchaser as reasonably requested in prosecuting such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Purchaser shall determine; provided, however, that (A) if Purchaser directs Sellers to pay Indemnified Taxes and sue for a refund, Purchaser shall advance an amount equal to such Indemnified Taxes to Sellers, on an interest-free basis but not in excess of the maximum amount of Purchaser’s exposure for Indemnified Taxes hereunder, with Purchaser being entitled to any permitted refund of such amounts, (B) the right of Purchaser to control proceedings pursuant to this section (but not the obligation of Purchaser to indemnify Sellers as provided in this Agreement) shall terminate with respect to any such proceeding if Sellers reasonably determine that Purchaser is conducting such proceedings in manner that is unreasonable and that could reasonably be expected to cause a Material Adverse Effect on Sellers (provided, that in such case Sellers shall not consent to any settlement of any issue without the prior written consent of Purchaser, not to be unreasonably withheld or delayed), and (C) Purchaser shall not take or advocate (unless otherwise required by Law) any position that could reasonably be expected to have a Material Adverse Effect on or legally bind Sellers without obtaining the consent of Sellers, not to be unreasonably withheld or delayed.

(iv) For purposes of this Section 6.2(c), a “final determination” with respect to any Indemnified Tax shall be deemed to occur upon the earliest of (A) the expiration of any period following which no right of appeal or any decision of a court exists, (B) the date upon which a closing agreement or similar agreement with respect to a claim for Indemnified Taxes is executed by Sellers and the Taxing Authority following written approval from Purchaser, such approval not to be unreasonably withheld or delayed, and (C) the receipt by Sellers of notice from Purchaser that they no longer seek to pursue a contest with respect to Indemnified Taxes.

(v) Amounts payable by Purchaser under this Section 6.2(c) shall be allocated among the assets of the Company and the Subsidiaries in accordance with Treas. Reg. Section 1.338-6.

(vi) Notwithstanding anything in this Section 6.2(c) to the contrary, no Make-Whole Amount shall be payable:

(A) to the extent of any additional federal income Tax payable if the Company failed to qualify as a “small business corporation” as defined in section 1361 of the Code or failed to have in effect a valid election to be treated as an “S corporation” for federal income Tax purposes under the Code;

(B) to the extent of any additional state or local income Tax of any Seller (with respect to its income pertaining to that Seller or its shares), if the Company failed to qualify as a “small business corporation” as defined in provisions of such state or local income Tax Law comparable to section 1361 of the Code or failed to have in effect a valid election to be treated as an “S corporation” for such state or local income Tax purposes;

(C) to the extent of any additional federal, state or local income Tax imposed on any of the Subsidiaries if such Subsidiary (or its predecessor) failed to be treated as a “qualified subchapter S subsidiary” for purposes of such Tax;

(D) to the extent of any Tax imposed by reason of section 1374 of the Code (or comparable provisions of state or local law);

(E) without duplication of any reductions described in clauses (A) through (D), to the extent the Make-Whole Amount exceeds the Make-Whole Amount that would have been payable had none of the circumstances described in clauses (A) through (D) above (e.g., the Company not having in effect a valid election to be treated as an “S corporation” or a Subsidiary failing to be treated as a “qualified subchapter S subsidiary”) occurred. For purposes of applying this clause (E), in computing the Make-Whole Amount that would have been so payable, it shall be assumed that each Seller received the after-tax proceeds from the transactions contemplated by this Agreement and the distribution of assets from Sellers that such Shareholder would have received had none of such circumstances occurred; and

(F) to the extent the Indemnified Tax is attributable to fraud of a Seller.

For the sake of clarity, there shall be no increase in the Make-Whole Amount by reason of a Seller receiving less after-tax proceeds from the Company as a result of a Tax that was the subject of a reduction described in this Section 6.2(c). The reductions in clauses (A) through (F) are not mutually exclusive.

6.3 Non-Competition. xiv) Except as Purchaser may expressly agree in writing, Kaufman agrees that, from and after the date of this Agreement until five years after the Closing Date, Kaufman shall not, and shall not permit any of his post-Closing Affiliates, directly or indirectly:

(i) engage in, control, advise, manage, serve as a director, officer, or employee of, act as a consultant to, receive any economic benefit from or exert any influence upon, any business which conducts activities in the Territory similar to those conducted by the Company or any of the Subsidiaries;

(ii) solicit, divert or attempt to solicit or divert any party who is, was, or was solicited to become, a customer or supplier of the Company or any of the Subsidiaries at any time prior to the Closing Date;

(iii) employ, solicit for employment or encourage to leave their employment, any person who was during the two-year period prior to such employment, solicitation or encouragement or is an officer or employee of the Company or any of the Subsidiaries;

(iv) avail himself of or invest in any business opportunity which is related to the activities conducted by the Company or any of the Subsidiaries, except as a passive investor in the stock of a publicly traded company;

(v) disturb, or attempt to disturb, any business relationship between any third party and the Company or any of the Subsidiaries; or

(vi) make any statement to any third party, including the press or media, likely to result in adverse publicity for the Company or any of the Subsidiaries.

For purposes of this Section 6.3(a), the term “directly or indirectly” shall include acts or omissions as proprietor, partner, joint venturer, employer, salesman, agent, employee, officer, director, lender or consultant of, or owner of any interest in, any Person.

(b) In the event of actual or threatened breach of the provisions of this Section 6.3, Purchaser, in addition to any other remedies available to it for such breach or threatened breach, including the recovery of damages, shall be entitled to an injunction restraining Kaufman from such conduct.

(c) If at any time any of the provisions of this Section 6.3 shall be determined to be invalid or unenforceable by reason of being vague or unreasonable as to duration, area, scope of activity or otherwise, then this Section 6.3 shall be considered divisible (with the other provisions to remain in full force and effect) and the invalid or unenforceable provisions shall become and be deemed to be immediately amended to include only such time, area, scope of activity and other restrictions, as shall be determined to be reasonable and enforceable by the court or other body having jurisdiction over the matter, and Kaufman expressly agrees that this Section 6.3, as so amended, shall be valid and binding as though any invalid or unenforceable provision had not been included herein.

(d) Nothing in this Section 6.3 is intended to impose any non-compete obligations on any employee of the Company or any Subsidiary other than Kaufman.

6.4 Required Consents. After the Closing, Sellers and Kaufman shall cooperate with Purchaser and use commercially reasonable efforts to assist Purchaser in obtaining any Required Consents not obtained prior to Closing.

6.5 Employee Terminations. Subject to any individual arrangements with individual employees of the Company as disclosed in the Disclosure Memorandum, if any individual employed by the Company or any of its Subsidiaries as of the Closing Date is terminated by Purchaser during the first twelve (12) months after the Closing Date, for any reason except for good cause, such individual shall be entitled to receive the same severance benefits as such individual would have received as a result of such termination under the Company’s severance policy as in effect as of the date of this Agreement. For the avoidance of doubt, such severance policy provides for two (2) weeks of base pay for every full year of employment by the Company, subject to a maximum six (6) months of base pay, and continued medical and dental coverage during the same period.

6.6 Transition Period for Kaufman; Excluded Assets. Purchaser shall give Kaufman up to thirty (30) days after the Closing Date (the “Transition Period”) to remove his personal effects from the premises of the Company and its Subsidiaries and to arrange for support services previously provided to Kaufman by the Company. Notwithstanding the previous sentence, the Transition Period for the New York apartment (as referred to on Schedule 4.22(b)) shall extend to July 31, 2007, and the Transition Period for the NetJet lease arrangement (as referred to on Schedule 4.22(b)) shall extend to September 27, 2007. During the Transition Period, the Company and its Subsidiaries shall provide to Kaufman substantially the same support services as have been provided to Kaufman during the one-year prior to the date of this Agreement. Kaufman shall use commercially reasonable efforts to cause title to the assets listed on Schedule 4.22(b) to be transferred from the Company and its Subsidiaries to Kaufman (or to a Person designated by Kaufman) effective on or prior to the expiration of the Transition Period. If title to any such asset is not transferred to Kaufman (or to a Person designated by Kaufman) prior to the expiration of the Transition Period, then Purchaser shall use commercially reasonable efforts to provide Kaufman with the same use of such asset after the Transition Period in accordance with the terms of any Contract related to the use or enjoyment of such asset, provided that Kaufman shall reimburse Purchaser for all out-of-pocket costs or expenses incurred by Purchaser or any of its Affiliates in connection therewith.

ARTICLE VII
CLOSING

7.1 The Closing. The Closing, which shall be effective as of the close of business on the Closing Date, shall take place at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019, on the date of this Agreement, concurrently with the execution hereof.

7.2 Sellers’ Closing Deliveries. At the Closing, Sellers and Kaufman shall deliver or cause to be delivered to Purchaser the following:

(a) one or more stock certificates representing all of the Shares, endorsed in blank or accompanied by duly executed stock powers;

(b) pay-off letters in form and substance satisfactory to Purchaser (collectively, the “Pay-Off Letters”), duly executed by the lenders of all outstanding indebtedness of the Company and the Subsidiaries as of the date of this Agreement, other than the Italian Indebtedness, which set forth each such lender’s agreement that, upon payment of the amount specified in the applicable Pay-Off Letter, (i) the Company and its Subsidiaries shall have no further liabilities or obligations with respect to the indebtedness to which such Pay-Off Letter relates and (ii) all security interests (if any) in collateral securing such indebtedness shall be released by such lender;

(c) a letter, in form and substance satisfactory to Purchaser, duly executed by the lender of the Italian Indebtedness, that sets forth the aggregate amount of Italian Indebtedness outstanding as of the Closing Date;

(d) a letter of resignation from each officer and member of the board of directors of the Company and the Subsidiaries resigning from such position as officer or director (but not employment, other than Kaufman) effective as of the Closing;

(e) a copy of the agreement of trust for each Seller, certified by the trustee thereof that such copy is a true, accurate and complete copy of such agreement of trust as in effect as of the date this Agreement;

(f) certificates dated as of a recent date from (i) the Secretary of State of Delaware listing all charter documents of the Company then on file and certifying that the Company is in good standing under the Laws of Delaware and has paid all its franchise taxes, and (ii) the Treasurer of New Jersey listing all charter documents of the Principal Subsidiaries, respectively, then on file and certifying that the Principal Subsidiaries, respectively, are in good standing under the Laws of New Jersey and have filed all requisite annual reports; and

(g) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

7.3 Purchaser’s Closing Deliveries. At the Closing, Purchaser shall deliver or cause to be delivered to or on behalf of Sellers the following:

(a) the Closing Sellers Amount, pursuant to the payment instructions set forth in Schedule 2.2(a);

(b) the Closing Debt Repayment Amount, pursuant to the payment instructions set forth in the Pay-Off Letters;

(c) a certificate of the secretary or an assistant secretary of Purchaser certifying resolutions of the board of directors of Purchaser, approving and authorizing the execution, delivery and performance by Purchaser of this Agreement and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Purchaser); and

(d) such other documents and instruments as may be required by any other provision of this Agreement or any Related Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

ARTICLE VIII
INDEMNIFICATION

8.1 Indemnification by Kaufman. From and after the Closing Date and subject to the provisions of this Article VIII (including the limitations set forth in Section 8.4), Kaufman agrees to indemnify, hold harmless and defend each Purchaser Indemnified Party from and against any and all claims and/or liabilities, damages, penalties, Judgments, assessments, fines, losses, costs and expenses (including reasonable attorneys’ fees, interest expense (including pre-judgment interest) and expenses and costs of investigation) (collectively, “Damages”) arising out of or relating to:

(a) any inaccuracy or breach of any representation or warranty of Kaufman contained in this Agreement;

(b) any fine, penalty or fee with respect to any Permit of the Company or any Subsidiary that is specified in a written fine or penalty notice received by the Company or any Subsidiary between January 1, 2007 and the Closing Date; or

(c) any breach of any covenant or agreement of Sellers or Kaufman contained in this Agreement.

8.2 Indemnification by Purchaser. From and after the Closing Date and subject to the provisions of this Article VIII, Purchaser agrees to, and agrees to cause the Company to, indemnify, hold harmless and defend each Seller Indemnified Party from and against any and all claims and/or Damages arising out of or relating:

(a) any inaccuracy or breach of any representation or warranty of Purchaser contained in this Agreement; or

(b) any breach of any covenant or agreement of Purchaser contained in this Agreement.

8.3 Indemnification Process. The party or parties making a claim for indemnification under this Article VIII shall be, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Article VIII shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.” All claims by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

(a) In the event that (i) any claim, demand or Proceeding is asserted or instituted by any Person other than the parties to this Agreement or their Affiliates which could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such claim, demand or Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such claim, demand or Proceeding and the amount or estimated amount of such claim, demand or Proceeding (which amount or estimated amount shall not be conclusive of the final amount, if any, of such claim, demand or Proceeding) (a “Claim Notice”); provided, however, that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that (and only to the extent that) such failure shall have caused the Damages for which the Indemnifying Party is obligated to be greater than such Damages would have been had the Indemnified Party given the Indemnifying Party proper notice.

(b) In the event of a Third Party Claim, the Indemnifying Party shall control the defense of, and shall be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with, such claim, demand or Proceeding (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided, however, that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to employ separate counsel, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest, (ii) the Indemnified Party shall reasonably conclude, based upon advice of counsel, that (A) there is a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such Third Party Claim or (B) there are specific defenses available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party and which could be materially adverse to the Indemnifying Party or (iii) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim; provided, however, that the Indemnifying Party shall continue to control the defense of such Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any claim, demand or Proceeding which the Indemnifying Party defends or, if appropriate and related to the claim, demand or Proceeding in question, in making any counterclaim against the Person asserting the Third Party Claim or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (1) by the Indemnified Party without the prior written consent of the Indemnifying Party or (2) to the extent the Indemnified Party would not be entitled to indemnification with respect to such Third Party Claim under this Article VIII, by the Indemnifying Party without the prior written consent of the Indemnified Party. In the event any party settles or compromises or consents to the entry of any Judgment with respect to any Third Party Claim without the prior written consent of the other parties, such party shall be deemed to have waived all rights against the other parties for indemnification under this Article VIII. Notwithstanding anything in this Section 8.3(b) to the contrary, the Indemnified Party shall have the right to employ separate counsel at the Indemnified Party’s expense and to control the defense of any Third Party Claim that relates to pollution or the protection of the environment, including any cleanup, removal, treatment or remediation of hazardous substances, or that could reasonably be expected, if adversely decided against the Indemnified Party, to materially adversely affect any of the Indemnified Party’s other business operations.

(c) In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within 30 Business Days of receipt of a Claim Notice whether or not the Indemnifying Party disputes such claim. If the Indemnifying Party gives timely notice disputing any claim (a “Counter Notice”), the Indemnifying Party shall promptly pay to Indemnified Party all non-disputed amounts and the parties shall attempt in good faith to agree on resolution of the disputed amount. Any amount mutually agreed upon or awarded to the Indemnified Party under a final and non-appealable Judgment shall be paid by the Indemnifying Party within five Business Days following execution of such agreement or the entering of such Judgment, as applicable, subject to the limitations set forth in Section 8.4. If no Counter Notice is received by the Indemnified Party within the 30 Business Days, then the dollar amount of the Claim as set forth in the original notice shall be deemed established for purposes of this Agreement and, at the end of such 30-Business Day period, the Indemnifying Party shall make a payment to the Indemnified Party in the dollar amount claimed in the Indemnified Party’s notice, subject to the limitations set forth in Section 8.4.

(d) From and after the delivery of a Claim Notice under this Agreement, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records and properties of such Indemnified Party to the extent reasonably related to the matters to which the Claim Notice relates. All such access shall be granted during normal business hours and shall be granted under conditions that will not unreasonably interfere with the business and operations of such Indemnified Party. The Indemnifying Party shall not, and shall require that its representatives do not, use (except in connection with such Claim Notice) or disclose to any third Person other than the Indemnifying Party’s representatives (except as may be required by applicable Law or in connection with a Claim, in which case the Indemnifying Party will use its commercially reasonable efforts to obtain an appropriate protective order) any information obtained pursuant to this Section 8.3(d) which is designated as confidential by an Indemnified Party.

8.4 Limitations on Indemnity Payments. xv) No claim for indemnification under Section 8.1(a) may be made by the Purchaser Indemnified Parties, and no payment in respect of a claim for indemnification shall be required from Kaufman, unless and only to the extent that the aggregate amount of Damages against which the Purchaser Indemnified Parties are entitled to be indemnified exceeds $500,000 (the “Basket”); provided, however, that the Basket shall not apply to, and the Purchaser Indemnified Parties shall be entitled to indemnification without regard to the Basket with respect to, (i) claims for fraud or fraudulent misrepresentation and (ii) claims for breach of any representation or warranty made in Section 3.1, 3.2, 3.3, 3.6, 4.2, 4.3, 4.9(a) (other than for Liens arising out of claims of vendors or tradesmen in the ordinary course of business), 4.14, 4.22 or 4.23 (collectively, the “Designated Representations”)

(b) The maximum aggregate amount of Damages against which the Purchaser Indemnified Parties shall be entitled to be indemnified under Section 8.1(a) with respect to all claims thereunder shall be equal to $5,000,000; provided, however, that the foregoing indemnification cap shall not apply to, and the Purchaser Indemnified Parties shall be entitled to indemnification without regard to the foregoing indemnification cap with respect to, (i) claims for fraud or fraudulent misrepresentation and (ii) claims for breach of any Designated Representation.

(c) The right to indemnification pursuant to this Article VIII shall be the exclusive remedy for any and all claims arising under this Agreement following the Closing, other than claims for fraud or fraudulent misrepresentation. Any payment required to be made to a Purchaser Indemnified Party under Section 8.1 shall be made (i) first, by means of a dollar-for-dollar reduction to the Deferred Payment Amount to be paid by Purchaser to Sellers on the two-year anniversary of the date of the Agreement and (ii) second, in the case of any payment with respect to which the cap set forth in Section 8.4(b) does not apply or the Deferred Payment Amount has been either reduced to zero pursuant to clause (i) above or already paid to Sellers, by Kaufman.

8.5 Survival. The representations and warranties of Kaufman and Purchaser contained in this Agreement shall survive the Closing for a period of two years after the Closing Date; provided, however, that the representation and warranties contained in Sections 3.1 and 4.2(a) shall survive for six years after the Closing Date. The covenants of Sellers, Kaufman and Purchaser contained in this Agreement shall survive the Closing for the period specified therein, or if no survival period is specified therein for a period of two years after the Closing Date. Any and all claims and causes of action for indemnification under this Article VIII arising out of the inaccuracy or breach of any representation or warranty of Kaufman or Purchaser, or the breach of any covenant by Sellers, Kaufman or Purchaser, must be made prior to the termination of the applicable survival period; it being understood that in the event notice of any claim for indemnification under Section 8.1 or 8.2 shall have been given within the applicable survival period, the representations, warranties and covenants that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved.

8.6 Characterization of Indemnification Payments. Purchaser and Sellers agree to treat any payment made under this Article VIII as an adjustment to the Purchase Price. If, contrary to the intent of Purchaser and Sellers as expressed in the preceding sentence, any payment made pursuant to this Article VIII is treated as taxable income of an Indemnified Party, then the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from any liability for Taxes attributable to the receipt of such payment.

ARTICLE IX
GENERAL PROVISIONS

9.1 Expenses. Each party to this Agreement shall pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement. The parties to this Agreement agree that all applicable excise, sales, transfer, documentary, filing, recordation and other similar Taxes, levies, fees and charges, if any (including all real estate transfer Taxes and conveyance and recording fees, if any), that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the transactions contemplated by this Agreement shall be borne by the party on which such Taxes, levies, fees or charges are imposed by operation of Law. Each party to this Agreement agrees to file all necessary documentation (including all Tax Returns) with respect to such Taxes in a timely manner.

9.2 Further Assurances. From time to time after the Closing and without further consideration, each of the parties, upon the request of the other party and at such other party’s expense, shall execute and deliver such documents and instruments as such other party may reasonably request in order to consummate more effectively the terms of this Agreement (including the purchase and sale of the Shares as contemplated by this Agreement and the vesting in Purchaser of title to the Shares transferred under this Agreement).

9.3 Amendment. This Agreement may not be amended except by an instrument in writing signed by Purchaser, Sellers and Kaufman. Notwithstanding the foregoing, Purchaser may assign its rights to purchase the Shares and its obligations under this Agreement without Sellers’ or Kaufman’s consent to one or more direct or indirect majority-owned subsidiaries of Purchaser; provided, however, that no such assignment shall relieve Purchaser of its obligations under this Agreement.

9.4 Waiver. Either Purchaser (on the one hand) or Sellers and Kaufman (on the other hand) may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered by the other pursuant to this Agreement or (c) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

9.5 Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission or upon receipt after dispatch by registered or certified mail, postage prepaid, addressed as follows:

If to Sellers:
Alex Kaufman 0715 Willoughby Way Aspen, Colorado 81612 Facsimile: 970.920.3248

With a copy to:
Norris McLaughlin & Marcus, P.C. P.O. Box 1018 Somerville, New Jersey 08876 Attention: G. Robert Marcus Facsimile: 908.722.0755

If to Kaufman:
Alex Kaufman 0715 Willoughby Way Aspen, Colorado 81612 Facsimile: 970.920.3248

With a copy to:
Norris McLaughlin & Marcus, P.C. P.O. Box 1018 Somerville, New Jersey 08876 Attention: G. Robert Marcus Facsimile: 908.722.0755

If to Purchaser or the Company to:

Chemtura Corporation
199 Benson Road
Middlebury, Connecticut 06749
Attention: Lynn A. Schefsky
Senior Vice President and General Counsel
Facsimile: 203.573.4301

With a copy to:

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: Scott J. Davis
D. Michael Murray
Facsimile: 312.701.7711

or such other address as the Person to whom notice is to be given has furnished in writing to the other party. A notice of change in address shall not be deemed to have been given until received by the addressee.

9.6 Headings and Schedules. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The disclosure or inclusion of any matter or item on any Schedule of the Disclosure Memorandum shall not be deemed an acknowledgment or admission that any such matter or item is required to be disclosed or is material for purposes of the representations and warranties set forth in this Agreement. A representation or warranty shall not be deemed to be qualified by any item disclosed or described in any schedule of the Disclosure Memorandum (other than the schedule corresponding to such representation or warranty) unless it is reasonably apparent (by cross-reference or otherwise) that such item is also applicable to such other representation or warranty.

9.7 Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF OR OF ANY OTHER JURISDICTION, AND THE OBLIGATIONS, RIGHTS AND REMEDIES OF THE PARTIES UNDER THIS AGREEMENT SHALL BE DETERMINED IN ACCORDANCE WITH SUCH LAWS.

9.8 No Third Party Rights. Except as specifically provided in Article VIII, this Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties to this Agreement.

9.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

9.10 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected and there shall be deemed substituted for the provision or provisions at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

9.11 Confidentiality Agreement; Entire Agreement. Effective upon the execution of this Agreement, the Confidentiality Agreement shall automatically terminate without any further action by the parties hereto. This Agreement (including the documents and instruments referred to in this Agreement) sets forth the entire understanding and agreement among the parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement including the Confidentiality Agreement.

9.12 Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal court sitting in the State of New York or any New York state court, in either case, located in New York, New York, if any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat the jurisdiction of such courts by motion or other request for leave from any such court, (c) waives any claim that such proceedings have been brought in an inconvenient forum, and (d) agrees that it will not bring any action relating to this Agreement in any court other than a federal court sitting in the State of New York or a New York state court, in either case, located in New York, New York. THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ANY CLAIMS MADE IN CONNECTION WITH THIS AGREEMENT.

9.13 Fair Construction. This Agreement shall be deemed to be the joint work product of Purchaser, Sellers and Kaufman without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

* * * * * * * *

Each of the parties to this Agreement has caused this Agreement to be executed as of the day and year first above written.

SELLERS:

ALEX KAUFMAN REVOCABLE LIVING
TRUST DATED OCTOBER 20, 2000

By: ________________________
Name: Alex Kaufman
Title: Trustee

BERNICE KAUFMAN AND IRENE KAUFMAN, CO-TRUSTEES UNDER AGREEMENT OF TRUST DATED AUGUST 2, 1996, FOR BENEFIT OF MARK KAUFMAN

By:  ________________________
Name: Bernice Kaufman
Title: Co-Trustee

By:  ________________________
Name: Irene Kaufman
Title: Co-Trustee

BERNICE KAUFMAN AND IRENE KAUFMAN, CO-TRUSTEES UNDER AGREEMENT OF TRUST DATED AUGUST 2, 1996, FOR BENEFIT OF IRENE KAUFMAN

By:  ________________________
Name: Bernice Kaufman
Title: Co-Trustee

By:  ________________________
Name: Irene Kaufman
Title: Co-Trustee

BERNICE KAUFMAN AND IRENE KAUFMAN, CO-TRUSTEES UNDER AGREEMENT OF
TRUST DATED AUGUST 2, 1996, FOR BENEFIT OF BERNICE KAUFMAN

By:  ________________________
Name: Bernice Kaufman
Title: Co-Trustee

By:  ________________________
Name: Irene Kaufman
Title: Co-Trustee

KAUFMAN:

ALEX KAUFMAN

 ________________________

PURCHASER:

CHEMTURA CORPORATION

By:  ________________________
Name:  ________________________
Title:  ________________________